February 21, 2007

Via U.S. Mail and Facsimile

Terry Knapp
Chief Executive Officer
AcuNetx, Inc.
1000 S. McCaslin
Suite 300
Superior, CO 80027

RE:		AcuNetx, Inc.
		Form 10-KSB for the fiscal year ended December 31, 2005
		File No. 0-27857

Dear Mr. Knapp:

      We have limited our review of your Form 10-KSB for the fiscal year ended December 31, 2005, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General -

1. We note media reports in 2002 and 2003 regarding sales of equipment to Iran by Eye Dynamics, Inc. In light of the fact that Iran has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contacts with Iran, whether through distributors or other direct or indirect arrangements. Discuss the materiality to you of such contacts, and whether those contacts constitute a material investment risk for your security holders. Please also advise us whether any products or services provided to Iran have military uses.

2. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of any revenues, assets and liabilities associated with Iran. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. Pennsylvania`s General Assembly has passed a resolution mandating assessment and reporting of state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.- designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

3. We also note that on page 7 of your 10-KSB for the fiscal year ended December 31, 2005, you state that you have foreign distributors that are merchandising your products in "Korea". On page 12 you state that you have expanded your international marketing efforts and engaged dealers in Latin America and the Middle East and that your receipt of ISO certification should open opportunities for sales in
Asia and Africa. Please advise us whether you have contacts with Cuba, North Korea, Sudan and/or Syria. If you do, please provide the same information regarding your contacts with those countries as requested in the foregoing comments in regard to Iran.





Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.
								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk

cc: 	Peggy Fisher
		Division of Corporation Finance
Terry Knapp
AcuNetx, Inc.
February 21, 2007
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE